UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

August 2, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant, titled: “D. Medical Inks First U.S. Distribution Deal for Spring Universal Infusion Sets”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

D. Medical Inks First U.S. Distribution Deal for Spring Universal Infusion Sets

Tirat Carmel, Israel – August 2, 2011 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMED) ("D. Medical" or the "Company"), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, announced today that its subsidiary, Spring Health Solutions Inc. (“Spring Health”), has signed a non-exclusive distribution agreement with RGH Enterprises, Inc. (“RGH”), the parent company of Edgepark Medical Supplies and Independence Medical, for the distribution of its Spring™ Universal Infusion Sets in the United States. As all other steps required to make the product available in the U.S. have been successfully completed, this agreement facilitates and marks the product’s immediate commercial roll out in the world’s single largest insulin pump and disposables market.

Spring Health, a Delaware company headquartered in New Jersey, is owned 100% by Spring Health Solutions Ltd., which, in turn, was established for the purpose of supporting D. Medical’s U.S. operations. RGH is headquartered in Cleveland, Ohio, and is a leading national provider of specialty medical products for patients with chronic diseases. Financial terms of the agreement were not disclosed.

The U.S. insulin pump and disposables market is large and growing. According to the American Diabetes Association, approximately 26 million diabetes patients live in the United States, constituting 8.3% of its population. Of those, experts estimate that 5.4%, or 1.4 million, suffer from Type 1 diabetes and 350,000 currently rely on insulin pump therapy. A recent U.S. Centers for Disease Control and Prevention report estimated that 1 in 3 Americans will have diabetes by 2050 if current trends continue.

Efri Argaman, D. Medical’s Chief Executive Officer, commented, “The annual market for infusion sets is estimated to total $730 million in the U.S. alone – yet there has been little or no design innovation in this category in recent past. We believe that the clear advantages of our Spring Universal Infusion sets, combined with the fact that they will be available through a market leaders like Edgepark Medical Supplies and Independence Medical, will lead to maximized penetration into what was, heretofore a largely commoditized product market.”

“We are very excited that this ground-breaking new product is available for immediate sale and delivery in the U.S. via Edgepark Medical Supplies and Independence Medical’s well established distribution channels,” said Zoe Myers, Chief Commercial Officer of D. Medical.

About the Spring Universal Infusion Set

The Spring Universal Infusion Set is compatible with most insulin pumps currently available on the market. Going beyond the minimum requirements of subcutaneous drug delivery, the Spring Universal offers best-in-class features such as a hidden, auto-retractable needle, 360 degree connector, and smallest one-click, all-in-one inserter.

The core of the Spring Universal Infusion Set is the proprietary Detach-Detect mechanism. In the case the base of the infusion set detaches from the user's body, a blocking mechanism is triggered which, in turn, creates an occlusion. This evokes an occlusion alarm in an insulin pump. This unique feature enables exceptional reliability for continuously controlled and monitored insulin delivery, providing additional safety and peace of mind - especially for athletes and the parents of pediatric patients.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body, using its proprietary spring-based delivery technology. D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps. D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch. For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

About RGH Enterprises, Inc.

Headquartered in Cleveland, Ohio, RGH Enterprises, Inc. (“RGH”) is a leading mail-order, direct-to-consumer provider of disposable medical products to chronic disease patients.  RGH operates through its Edgepark Medical Supplies and Independence Medical divisions, offering its large and fragmented customer base more than 30,000 products addressing a diverse set of chronic disease market segments including ostomy, diabetes, urological, enteral, incontinence and wound care. For more information, please visit www.edgepark.com and www.indemed.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales and cost of sales, manufacturing volumes, the cost-effectiveness of its spring-based design, target markets, regulatory approvals and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507135
info@springnow.com

North American Investor Contact:

Stephen Kilmer
T: 212-618-6347
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations Contact

Iris Lubitch
T: 972-775538007
Iris@EffectiveIR.co.il

RGH Enterprises, Inc. Contact :

Michael Petras
Chief Executive Officer
330-963-6998